ANSLOW & JACLIN, LLP
195 ROUTE 9, SUITE 204
MANALAPAN, NJ 07226

April 12, 2007

Vanessa Robertson
U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	GUANGZHOU GLOBAL TELECOM, INC.
File No. 333-130937

Dear Ms. Robertson:

We received your comment letter for the 8k for Change in Auditor filed by Guangzhou Global Telecom, Inc. on April 4, 2006. We filed our response in the Amended 8k on April 11, 2007. In addition, the Company is aware that:

•          Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
 GREGG E. JACLIN